SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               AMENDMENT NO. 4 TO
                                 SCHEDULE 13E-3
                                (Final Amendment)
                                 (Rule 13e-100)

           Transaction Statement Under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934


                           AMERICAN BANK INCORPORATED
                                (Name of Issuer)

                           AMERICAN BANK INCORPORATED
                              ABI MERGER SUB, INC.
                                 MARK W. JAINDL
                       (Name of Persons Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                    024343105
                      (CUSIP Number of Class of Securities)

                                 Mark W. Jaindl
                      President and Chief Executive Officer
                           American Bank Incorporated
                            4029 West Tilghman Street
                               Allentown, PA 18104
                                 (610) 366-1800

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)


                                    Copy to:
                              John J. Gorman, Esq.
                        Luse Gorman Pomerenk & Schick, PC
                       5335 Wisconsin Ave, N.W. Suite 400
                              Washington, DC 20015
                                 (202) 274-2000
                           (202) 362-2902 (facsimile)

This statement is filed in connection with (check the appropriate box):

[ ] a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]  b. The filing of a registration statement under the Securities Act of 1933.

[ ]  c. A tender offer.

[X]  d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

-------------------------------------- -----------------------------------------
Transaction Value*                                   Amount of Filing Fee
-------------------------------------- -----------------------------------------
-------------------------------------- -----------------------------------------
$1,674,000                                                 $51.40
-------------------------------------- -----------------------------------------

* Calculated solely for the purpose of determining the filing fee. This amount assumes that 184,000 shares of common stock of the subject company are acquired in the merger for $9.10 per share in cash, for a total consideration of $1,674,000. Pursuant to Rule 0-11, the amount required to be paid with the filing of this Schedule 13e-3 equals .0000307 of the total consideration, or $51.40.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:  $51.40

Form of Registration Number:  Preliminary Proxy Statement on Schedule 14A

Filing Party:  American Bank Incorporated

Date Filed:  March 19, 2007

                                  INTRODUCTION

         This Amendment No. 4 to the Schedule 13e-3 (the "Final Amendment") is being filed by American Bank Incorporated, a Pennsylvania corporation and registered bank holding company (the "Company"), ABI Merger Sub, Inc., (a wholly-owned subsidiary of the Company) and Mark W. Jaindl (the President, Chief Executive Officer and a director of American Bank Incorporated, and the beneficial owner of a majority of the outstanding shares of American Bank Incorporated's common stock) to amend the Schedule 13e-3 initially filed with the Securities and Exchange Commission (the "SEC") on March 19, 2007, as amended by Amendment No. 1 to the Schedule 13e-3 filed on April 27, 2007, Amendment No. 2 to the Schedule 13e-3 filed on May 22, 2007, and Amendment No. 3 to the
Schedule 13e-3 filed on May 29, 2007. This Final Amendment is being filed pursuant to Rule 13e-3 as a final amendment to report the results of the Merger (as defined below.)

         The annual meeting of the shareholders of the Company (the "Annual Meeting") was held on June 26, 2007 to vote on, among other things, two interrelated proposals designed to reduce the number of record holders of the Company's common shares to below 300. The proposals involved: (1) approving the merger of a recently-formed, wholly-owned subsidiary of the Company, ABI Merger Sub, Inc., with and into the Company (the "Merger") pursuant to the terms of the Plan of Reorganization and Agreement of Merger between the Company and ABI Merger Sub, Inc. (the "Merger Agreement"); and (2) amending the Articles of Incorporation of the Company to authorize the issuance of 500,000 shares of a new class of Series A Preferred Stock ("Series A Preferred Stock") to be issued in connection with the Merger. The Company's shareholders approved the Merger Agreement with an affirmative vote of 66.0% of the Company's outstanding common shares, and approved the amendment to the Articles of Incorporation with an affirmative vote of 65.6% of the Company's outstanding common shares. On July 9, 2007, the Company filed Articles of Merger with the Department of State of Pennsylvania to effect the Merger. On that date, the Company also filed Articles of Amendment to the Company's Articles of Incorporation with the Department of State of Pennsylvania to effect the charter amendment. The Articles of Merger and the Articles of Amendment were both effective on July 9, 2007.

         At the effective time of the Merger: (i) each share of common stock of the Company (the "Common Stock") then held by a shareholder of record who as of the record date for the annual meeting of shareholders (the "Record Date") held 100 or fewer shares (a "First Tier Record Holder") was converted into the right to receive $9.10 in cash per share from the Company, as to the shares held of record on the Record Date; (ii) each share of Common Stock then held by a shareholder of record who as of the Record Date held more than 100 but fewer than 1,000 shares of Common Stock (a "Second Tier Record Holder") was converted into the right to receive, as to the shares held of record on the Record Date, at the election of the shareholder, either (a) the per share cash consideration of $9.10, or (b) one share of Series A Preferred Stock of the Company; and (iii) each share of Common Stock then held by a shareholder of record who as of the Record Date held 1,000 or more shares (a "Third Tier Record Holder") remained as outstanding Common Stock of the Company. In addition, if during the period between the Record Date and the effective time of the Merger, a First Tier Record Holder or a Second Tier Record Holder acquired by purchase, gift, bequest, or otherwise, any additional shares of Common Stock which were owned of record by such shareholder as of the effective time, each such additional share was converted into the right to receive one share of Series A Preferred Stock. Similarly, each share of Common Stock owned of record by a shareholder of record as of the effective time, who was not a First Tier Record Holder or a Second Tier Record Holder and who holds of record fewer than 1,000 shares, was converted into the right to receive shares of Series A Preferred Stock on a share for share basis.

         The Merger reduced the number of shareholders of record of the Company's common stock to below 300. On July 9, 2007, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the SEC to terminate the registration of its common shares under Section 12(b) and 12(g) of the Securities Exchange Act of 1934 (the "Act") and to suspend its reporting obligations with the SEC under the Act. In addition, the Company instructed the Nasdaq Stock Market to cease the listing of the Company's common stock on the Nasdaq Capital Market. The Company anticipates that the common stock and the Series A Preferred Stock will be quoted on the Over-the-Counter Bulletin Board.

Item 16.          Exhibits

      1. Definitive Proxy Statement, Form of Proxy, Notice of Annual Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on May 29, 2007, including:

              Appendix A Plan of Reorganization and Agreement of Merger Between
                         American Bank Incorporated and ABI Merger Sub, Inc.

              Appendix B Pennsylvania Business Corporation Law Provisions
                         Related to Dissenters' Rights

              Appendix C Fairness Opinion of Danielson Capital, LLC

              Appendix D Articles of Amendment to the Articles of Incorporation
                         of American Bank Incorporated

              Appendix E American Bank Incorporated Annual Report on Form 10-KSB
                         for the Year Ended December 31, 2006

              Appendix F American Bank Incorporated Quarterly Report on Form
                         10-Q for the Quarter Ended March 31, 2007

              (Incorporated herein by reference to the Company's definitive proxy material on Schedule 14A, filed with the SEC on May 29, 2007 (Commission File No. 0-31246).)

      2. Valuation report and supplemental materials prepared by Danielson Capital, LLC.*

      3.      Going private analysis prepared by Danielson Capital, LLC.*

--------------
* Previously filed with the Schedule 13E-3 on March 19, 2007.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2007                            AMERICAN BANK INCORPORATED

                                        By:   /s/ MARK W. JAINDL
                                              ----------------------------------
                                              Mark W. Jaindl, President & CEO


Date: July 9, 2007                            ABI MERGER SUB, INC.


                                        By:   /s/ MARK W. JAINDL
                                              ----------------------------------
                                              Mark W. Jaindl, President & CEO


Date: July 9, 2007                            /s/ MARK W. JAINDL
                                              ----------------------------------
                                              Mark W. Jaindl

                                  EXHIBIT INDEX

      1. Definitive Proxy Statement, Form of Proxy, Notice of Annual Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on May 29, 2007, including:

              Appendix A  Plan of Reorganization and Agreement of Merger Between
                          American Bank Incorporated and ABI Merger Sub, Inc.

              Appendix B  Pennsylvania Business Corporation Law Provisions
                          Related to Dissenters' Rights

              Appendix C  Fairness Opinion of Danielson Capital, LLC

              Appendix D  Articles of Amendment to the Articles of Incorporation
                          of American Bank Incorporated

              Appendix E  American Bank Incorporated Annual Report on Form
                          10-KSB for the Year Ended December 31, 2006

              Appendix F  American Bank Incorporated Quarterly Report on Form
                          10-Q for the Quarter Ended March 31, 2007

              (Incorporated herein by reference to the Company's definitive proxy material on Schedule 14A, filed with the SEC on May 29, 2007 (Commission File No. 0-31246).)

      2. Valuation report and supplemental materials prepared by Danielson Capital, LLC.*

      3.      Going private analysis prepared by Danielson Capital, LLC.*

--------------
* Previously filed with the Schedule 13E-3 on March 19, 2007.